Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

 Commission File Number: [●]

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

The following is an op-ed piece written by Alpha's Chief Executive Officer, Kevin S. Crutchfield, and published in the Coalfield Progress on February 4, 2011.

Running Right Culture Will Help Alpha Keep Safety First
 After Massey Acquisition

Kevin Crutchfield, CEO
Alpha Natural Resources, Inc.

Many issues have been raised and much has been said after Alpha Natural Resources, Inc. announced its intention last week to acquire Massey Energy.  I want to address the most important issue to any of us who has ever worked in the mining industry:  Safety.

At Alpha, we believe that all injuries are preventable. That’s why safety is integrated into every activity.  Every person has a responsibility not only for his or her own safety but also the safety of those around them.  Together, we can achieve our goal of a total health and safety culture.  Each employee of an Alpha affiliate should expect a safe and healthy workplace, and all of us have a moral and ethical responsibility to do our part to provide such a workplace.

Alpha’s Running Right behavior-based safety process is entirely employee-driven.  It relies on participation from each and every employee to conduct observations so that we can eradicate at-risk behavior in the workplace.

The reason why we focus so much on at-risk behavior is that research has shown that 88 percent of workplace accidents can be attributed to at-risk behavior. At-risk behavior is often the precursor to workplace accidents.

Alpha’s Running Right safety process starts with one employee, and an observation he or she makes.  The employee submits an anonymous safety observation card.  We call them “No Name Cards.”

Employees observe and cite at-risk behavior without fear of retribution.  They also cite and recognize good, safe behaviors.

Observations are reviewed regularly.  In many cases action can be taken right away (such as discussing an observed at-risk activity in a pre-shift meeting).

Some behaviors that require more extensive attention are elevated up to two different committees, each composed of hourly and salaried employees.  We call this “giving everyone a seat at the table.”

Alpha’s safety observation process gets results.  Here’s an example from one of Alpha’s subsidiaries that operates several underground and surface mines.

They went from minimal observations (and participation) in 2004 to over 20,000 individual observations in 2010.  Simultaneously, their incident rate (total reportable incident rate, or TRIR) dropped dramatically, by more than 86 percent.  In other words, there was a direct correlation between increased participation and safety performance.

Heightened awareness of at-risk behavior has positive implications…and gets positive results.
The coal mining industry compares favorably with other industries using TRIR as a measurement of worker safety.  Generally speaking, based on incident rates, working at a coal mine is safer than working in the retail business (OSHA statistics).  In addition, coal mining safety outperforms the industries of air transportation; nursing homes; hospitals; transportation and warehousing; manufacturing; construction; and agriculture, forestry and fishing (OSHA).

When we close the transaction to acquire Massey sometime mid-year, Alpha’s Running Right safety program will be introduced in the former Massey mines, preparation plants and offices.  Employees in the Massey organization will have a proven platform from which to launch a total safety first campaign.

Massey has an excellent work force with people who not only want to do things right, but also want to do the right things.  Running Right will provide just such a platform.  Speaking on behalf of Alpha, we look forward to welcoming our counterparts from Massey into the Alpha family—a family that expects each employee to return home to his or her family safely after every shift.

Please see Alpha's registration statement on Form S-4, which will be available in the near future for free at www.sec.gov, for important information about the merger and the risks associated with the forward-looking statements set forth above.

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.